ASTORIA CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASTORIA CAPITAL MARKETS INC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

844A WILLIS AVENUE
(No. and Street)

MINEOLA	NY	11501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CAROLYN C CARTY	631.224.9578	CCARTY C OPTONLINE.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE ONE SOUTH	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _JOHN SUTTON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _ASTORIA CAPITAL MARKETS INC_____, as of _DECEMBER 31_____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John R Sutton_

Title: _PRESIDENT_

Emmanuel Anagnostou

Notary Public

Emmanuel Anagnostou



EMMANUEL ANAGNOSTOU
Notary Public, State of Ohio
My Commission Expires
April 13, 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Astoria Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Computation of Net Capital Pursuant to SEC Rule 15c3-1; Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3; and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2023

Miami • Los Angeles • Cayman Islands

ASTORIA CAPITAL MARKETS, INC.

CONTENTS
SECTION I

REPORT PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under SEC Rule 15c3-1	11
Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3	
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	12

SECTION II

| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 13 |
| EXEMPTION REPORT | 14 |

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$ 271,077
Fees receivable	109,779
TOTAL ASSETS	$ 380,856

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities		$ 12,656

SHAREHOLDERS' EQUITY

Common stock, par value $1.00 per share; authorized 2,000 shares; issued and outstanding 85 shares	$ 85	
Additional paid-in-capital	45,915	
Retained earnings	333,200	
Treasury stock, at cost,15 shares	(11,000)	
TOTAL SHAREHOLDERS' EQUITY		368,200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 380,856

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE
Fee income		1,299,982
Interest income		6
TOTAL REVENUE		1,299,988

EXPENSES
Order management system fees	$ 1,246,000	
Professional fees	32,163	
Rent and occupancy	5,775	
Dues and subscriptions	474	
Regulatory Fees	6,739	
Office supplies and expenses	5,602	
TOTAL EXPENSES		1,296,753

NET PROFIT BEFORE PROVISION FOR INCOME TAXES	3,235

PROVISION FOR INCOME TAXES
State and Local	715
NET INCOME	$ 2,520

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	TOTAL	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
SHAREHOLDERS' EQUITY - December 31, 2021	$ 365,680	$ 85	$ 45,915	$ 330,680	$ (11,000)
Net Income	2,520			2,520	
SHAREHOLDERS' EQUITY - December 31, 2022	$ 368,200	$ 85	$ 45,915	$ 333,200	$ (11,000)

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 2,520

Adjustments to reconcile net income to
  net cash provided in operating activities:

(Increase) decrease in operating assets:		
Fees receivable	8,413	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	2,108	
TOTAL ADJUSTMENTS		10,521
NET CASH PROVIDED BY OPERATING ACTIVITIES		13,041
CASH AT BEGINNING OF YEAR		258,036
CASH AT END OF YEAR		$ 271,077

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments during the year for:		
Interest		$ -
Income taxes		$ 715

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

---

1. ORGANIZATION AND NATURE OF BUSINESS

Astoria Capital Markets, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business in New York as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company operates an electronic order management system to facilitate its customers' order management of exchange listed and over-the-counter securities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP")as set forth in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining reported financial position, results of operations and cash flows, as well as related disclosures. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned are recorded at fair value in accordance with the fair value hierarchy established by GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's judgment as to the best assumptions and inputs for fair valuation purposes.
The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Fees receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with *ASC 326 Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

The Company's evaluation determined that an allowance for doubtful accounts was not required as of December 31, 2022.

3. CASH

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of December 31, 2022.

4. REVENUE RECOGNITION

The Company recognizes revenue in accordance with *ASC 606 Revenue from Contracts with Customers* which requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes Fee income from customers' use of its securities order management system when earned, meaning that the Company has completed its performance obligations as stated in the customer agreement, as well as that substantially all the income recorded is likely to be collected. Fee income is generally computed on a per share basis for customer trades placed through the Company's electronic order management system. The Company's performance obligations are considered satisfied and Fee income earned on the securities trade date.

The Company bills customers each month-end.

Four customers represented 92% of revenues for the year ended December 31, 2022, as follows: 58%; 13%; 13% and 8%. These four customers represented 94% of Fees receivable at December 31, 2022 as follows: 30%, 7%; 32%; and 25% respectively.

5. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being   sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are, 2019-to date. For the year ended December 31, 2022, management has determined that there are no material uncertain income tax positions.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

7. RELATED PARTY TRANSACTIONS

The Company has entered an agreement with Sutton Consulting Group, Inc. ("SCG"), a related party by common ownership, for the usage of SCG's Happy Trader Order Management System. For the year ended December 31, 2022, the System usage fees amounted to $1,246,000, which included the System's operating, maintenance, repairs and customer support costs.

Under a separate expense sharing agreement, the Company reimburses SCG for its share of telephone, rent and utilities costs, which totaled $10,571 for the year ended December 31,2022.

 No amounts were due to or due from SCG as of December 31, 2022.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $258,421 which exceeded the minimum requirement of $5,000 by $253,421. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

10. COVID-19

The COVID-19 pandemic has significantly disrupted global economic activity since the 1st quarter of 2020. The Company is unable to determine COVID-19's effect to-date or in the future on the Company's business and results.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that these financial statements were issued. No matters were required to be recorded or disclosed in these financial statements.

ASTORIA CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2022

Shareholders' equity		$ 368,200
Non-allowable Fees receivable		109,779
NET CAPITAL		258,421
NET CAPITAL REQUIREMENT - greater of		
6 2/3% of aggregate indebtedness	$ 844	
Minimum net capital	$ 5,000	5,000
EXCESS NET CAPITAL		$ 253,421
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 12,656
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.05 TO 1**

There were no material differences between the above computation and
the computation included in the Company's corresponding
unaudited Form X-17A-5 Part IIA filing of December 31, 2022

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

ASTORIA CAPITAL MARKETS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2022

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

The Company was not subject to the reserve requirements of SEC Rule 15c3-3 as of December 31, 2022 because it operated in accordance with Footnote 74 of SEC Release No. 34-70073 without exception.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company was not subject to the possession or control requirements of SEC Rule 15c3-3 as of December 31, 2022 because it operated in accordance with Footnote 74 of SEC Release No. 34-70073 without exception.

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Astoria Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Astoria Capital Markets, Inc. Exemption Report for the year ended December 31, 2022 pursuant to Rule 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission, in which Astoria Capital Markets, Inc. (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that the Company is filing an exemption report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5, because the Company limits its business activities exclusively to electronic order management systems and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2023

ASTORIA CAPITAL MARKETS, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2022

Astoria Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 .C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to electronic order management systems and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Astoria Capital Markets, Inc.

I, John Sutton, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: _John Sutton_

Title: CEO

March 8, 2023